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                              December 8, 2023

       Robert I. Townsend, III
       Partner, Cravath, Swaine & Moore LLP
       Consolidated Communications Holdings, Inc.
       825 8th Avenue
       New York, NY 10019

                                                        Re: Consolidated
Communications Holdings, Inc.
                                                            SC 13E3 filed
November 20, 2023 by Consolidated Communications Holdings,
                                                            Inc. et al.
                                                            File No. 005-80886
                                                            color:white;"_
                                                            Preliminary Proxy
Statement filed November 20, 2023
                                                            File No. 000-51446

       Dear Robert I. Townsend, III:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General

   1. Please provide us your detailed legal analysis as to why the controlling persons of the
                                                        Searchlight entities
and BCI are not included as filing persons in the Schedule 13E-3.
       Preliminary Proxy Statement

       Summary Term Sheet, page 1

   2. Please revise the Summary and Q&A sections to shorten them and to avoid duplication.
   3.                                                   Please fill in the
blanks throughout the proxy statement.
 Robert I. Townsend, III
FirstName  LastNameRobert I. Townsend,  III
Consolidated  Communications Holdings, Inc.
Comapany8,
December   NameConsolidated
              2023           Communications Holdings, Inc.
December
Page 2     8, 2023 Page 2
FirstName LastName
Reasons for the Merger, page 42

4. Please revise this section as well as the corresponding section for the Searchlight Entities
         (page 74) to provide the disclosure listed in Instruction 2 to Item 1014 of Regulation M-A.
Certain Financial Forecasts, page 48

5. We note that you disclosed a summary of the financial forecasts. Please revise your disclosure to include the full financial forecasts. Also, please disclose the material assumptions made for each disclosed Plan.
Opinion of Rothschild & Co US Inc., page 55

6. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value for each selected company that is the basis for the multiples disclosed on page 59 with respect to the Selected Public Company Analysis and
         (ii) the enterprise value for each transaction that resulted in the multiples disclosed on page 61 with respect to the Selected Precedent Transactions Analysis. Materials Provided to Searchlight Entities by Goldman Sachs and JPM, page 68

7. We note, on page 71, that the fee payable to Goldman Sachs is to be determined prior to the consummation of the transaction. Please provide an update, if available, or disclose whether there is a cap to the fee that the SL Investor is considering or a formula that it will apply to calculate the fee.
Interests of the Company's Directors and Executive Officers in the Merger, page
83

8. Please provide the merger proceeds to be received by each director and officer for shares owned.
Form of Proxy Card, page F-1

9.       Please revise the form of proxy to clearly mark it as    Preliminary
Copy.    Refer to Rule
         14a-6(e)(1).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert I. Townsend, III
Consolidated Communications Holdings, Inc.
December 8, 2023
Page 3

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameRobert I. Townsend, III           Sincerely,
Comapany NameConsolidated Communications Holdings, Inc.
                                                    Division of Corporation
Finance
December 8, 2023 Page 3                             Office of Mergers &
Acquisitions
FirstName LastName